UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-15787
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
New England Life Insurance Company 401(k) Savings Plan and Trust
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

New England Life Insurance Company 401(k)
Savings Plan and Trust
Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
New England Life Insurance Company 401(k) Savings Plan and Trust
We have audited the accompanying statements of net assets available for benefits of New England Life Insurance Company 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2010, and (2) delinquent participant contributions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida

June 27, 2011

New England Life Insurance Company 401(k)
Savings Plan and Trust
Statements of Net Assets Available for Benefits

	As of December 31,
	2010	2009
Assets:
Participant-directed investments—at estimated fair value (see Note 3)	$18,727,190	$11,433,855

Receivables:
Employer contribution	66,208	66,359
Participant contribution	85,966	81,822
Notes receivable from participants	678,417	316,821

Total receivables	830,591	465,002

Adjustment from estimated fair value to contract value for fully benefit-responsive stable value fund	23,558	6,367

Net assets available for benefits	$19,581,339	$11,905,224

See accompanying notes to financial statements.

New England Life Insurance Company 401(k)
Savings Plan and Trust
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2010
Additions to net assets attributed to:
Contributions
Employer	$2,144,853
Participant	2,940,941
Rollover	1,508,472

Total contributions	6,594,266

Interest income on notes receivable from participants	19,820
Interest and dividends	380,313
Net appreciation in estimated fair value of investments (see Note 4)	1,689,009

Total additions	8,683,408

Deductions from net assets attributed to:
Benefit payments to participants	1,004,033
Other expenses	3,260

Total deductions	1,007,293

Net increase in net assets	7,676,115

Net assets available for benefits:

Beginning of year	11,905,224

End of year	$19,581,339

See accompanying notes to financial statements.

New England Life Insurance Company 401(k)
Savings Plan and Trust
Notes to Financial Statements
1. Description of the Plan
The following description of New England Life Insurance Company 401(k) Savings Plan and Trust, as amended (the “Plan”) is provided for general information purposes only. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan.
General Information
     The Plan, a defined contribution plan, became effective on January 1, 2008 and is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended. Agency administrative employees, managing associates, brokerage managers, specialists and developmental managing partners are eligible to participate in the Plan on the employee’s date of hire (see “— Participation”). The administrator of the Plan (the “Plan Administrator”) is an officer of New England Life Insurance Company (the “Company”). Recordkeeping services are performed for the Plan by an unaffiliated third party.
     The Plan provides three categories of investment options — Target Retirement Funds, Individual Core Investment Funds and a Self-Directed Brokerage Account (“SDB”). The Target Retirement Funds, the Individual Core Investment Funds (with the exception of the MetLife Company Stock Fund (as defined below), the NEF Stable Value Fund and the CGM Capital Growth Account) and the SDB are held in trust by Orchard Trust Company, LLC, as trustee.
     Following are the fund choices within the Target Retirement Funds and Individual Core Investment Funds categories:

Target Retirement Funds	Individual Core Investment Funds
Vanguard Target Retirement Income Fund	NEF Stable Value Fund
Vanguard Target Retirement 2010 Fund	Vanguard Total Bond Market Index — Inst Fund
Vanguard Target Retirement 2015 Fund	Goldman Sachs Large Cap Value Fund
Vanguard Target Retirement 2020 Fund	Vanguard Institutional Index Fund
Vanguard Target Retirement 2025 Fund	T. Rowe Price Blue Chip Growth Fund
Vanguard Target Retirement 2030 Fund	CGM Capital Growth Account *
Vanguard Target Retirement 2035 Fund	Vanguard Mid Capitalization Index Ins Fund
Vanguard Target Retirement 2040 Fund	Vanguard Small Cap Index Fund
Vanguard Target Retirement 2045 Fund	Loomis Sayles Small Cap Growth Instl Fund
Vanguard Target Retirement 2050 Fund	Artio International Equity II-I Fund
MetLife Company Stock Fund
Natixis CGM Advisor Targeted Equity A

*	The CGM Capital Growth Account was removed as an investment option effective January 1, 2010.
     The Target Retirement Funds and the Individual Core Investment Funds together constitute the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all participants the ability to transfer funds out of the Core Funds into a SDB. The SDB works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families.
     Upon notification by the Plan Administrator, a participant may make an affirmative election whether or not to contribute before-tax 401(k) savings contributions to the Plan. If a participant does not make an affirmative election within the 30-day period identified on his or her eligibility notification, the participant will be automatically enrolled to make before-tax 401(k) contributions equal to 3% of his or her eligible compensation and the participant’s account will be automatically invested in the Target Retirement Fund corresponding to the year of his or her birth. If a participant is automatically enrolled in the Plan and makes an investment fund election or if a participant affirmatively elects to make contributions to the Plan and makes an investment fund election, he or she may elect to invest his or her contributions in any one or more of the Core Funds, including a fund holding primarily shares of common stock of MetLife, Inc. (the “MetLife Company Stock Fund”). The MetLife Company Stock Fund is held in the New England Life Insurance Company Defined Contribution Plans Master Trust (the “New England Master Trust”) (see Note 5) by The Bank of New York Mellon Corporation (“BNY Mellon”), as trustee.

     A frozen fund (the “RGA Frozen Fund”) was established primarily to hold shares of the Class B common stock of Reinsurance Group of America, Incorporated (“RGA”) issued in connection with the exchange offer of shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund (a “frozen” fund is one into which participants may neither direct contributions nor transfer balances from other funds). RGA subsequently reclassified its shares of common stock, including Class B, into a single class. The RGA Frozen Fund is also held in the New England Master Trust (see Note 5) by BNY Mellon, as trustee.
     Participation
     The following classifications of employees of the Company are eligible to participate in the Plan on the employee’s date of hire and may immediately make contributions into the Plan: agency administrative employees, managing associates, brokerage managers, specialists, and developmental managing partners. The following group of individuals are not eligible to participate in the Plan: individuals classified by the Company as leased employees, independent contractors, and any individual who is hired by the Company on or after June 1, 2008 and classified as a cooperative student or an intern. Generally, each participant is eligible for matching contributions as of the first payroll period in which the participant elects or is deemed to have elected to make before-tax 401(k) savings contributions to the Plan.
     Participant Accounts
     The recordkeeper maintains individual account balances for each employee of the Company who participates, including those who are deemed to have elected to participate, in the Plan (each such employee, a “participant”). Each participant’s account is credited with contributions, as discussed below, charged with withdrawals and allocated investment earnings or losses, as provided by the Plan document. A participant is entitled to the benefits that generally are equal to the participant’s vested account balance determined in accordance with the Plan document and as described below.
     Contributions
     Contributions consist of that portion of a participant’s before-tax 401(k) savings contributions which are matched by the Company (such Company matching contributions, “matching contributions”), and that portion of a participant’s before-tax 401(k) savings contributions which are not matched by the Company. Under the Plan, neither Roth 401(k) contributions, nor after-tax employee contributions, are permitted. Contributions of the participants and matching contributions are credited to the Core Funds in the manner elected by the participants and as provided by the Plan.
     All participants may contribute from 1% to 60% of their eligible compensation (as defined in the Plan) subject to certain United States Internal Revenue Code (“IRC”) and Plan-imposed limitations. Participants who were age 50 or older during the plan year were permitted to make additional catch-up contributions in excess of the regular IRC and Plan-imposed limitations (up to $5,500 for the year ended December 31, 2010). The Company makes a matching contribution equal to 100% of the participant’s before-tax 401(k) savings contributions not in excess of 5% of such participant’s eligible compensation. Subject to the approval of the Plan Administrator, participants may also rollover into the Plan amounts representing distributions from (i) traditional individual retirement accounts (“IRAs”) (to the extent that the participant did not make nondeductible contributions), (ii) qualified defined benefit plans, (iii) qualified defined contribution plans, (iv) 403(b) plans, or (v) governmental 457(b) plans. A “rollover” occurs when a participant transfers funds distributed from an eligible source, such as another qualified plan or certain other plans, into the Plan.
     For participants who are automatically enrolled in the Plan to contribute 3% of their eligible compensation, beginning in January of their first full year of participation in the Plan, their contribution rate will be increased by an additional 1% per year until their contribution rate reaches 6%.
     Withdrawals and Distributions
     A participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a participant’s or beneficiary’s request in connection with his or her retirement, death, or other termination of employment from the Company or a member of the Company’s control group (as defined in the IRC), or receipt of disability benefits for more than 24 months.
     Additionally, participants may request in-service withdrawals from their rollover account under the Plan at any time and from their entire account balance under the Plan upon attaining age 59 1/2.

     Vesting
     Participant contributions vest immediately. Matching contributions become fully vested upon the participant’s completion of two years of service, as well as upon the occurrence of the events triggering acceleration of vesting described below. A participant becomes fully vested when the participant: (i) attains age 65, (ii) dies, (iii) has been receiving disability benefits for more than 24 months after the date of his or her initial disability payment, (iv) terminates employment under the New England Life Insurance Company Severance Plan, or (v) upon complete discontinuance of matching contributions under the Plan or the complete or partial termination of the Plan. For purposes of (ii) of the preceding sentence, a participant who dies during a military absence while performing qualified military service (as defined in the IRC) is fully vested at death.
     Forfeited Accounts
     A participant forfeits non-vested employer matching contributions upon the earlier of (i) the date the participant receives a distribution of the vested portion of his or her account balance, or (ii) the occurrence of five consecutive one-year periods of severance (a “period of severance” is a twelve-month period during which the participant has not been credited with a single hour of service). If a participant who has forfeited non-vested employer matching contributions (in accordance with (i) of the preceding sentence) is rehired by a company in the Company’s control group (as defined in the IRC), such participant has the right to have the forfeited portion of matching contributions restored to his or her account, if such participant repays to the Plan any before-tax 401(k) savings contributions previously distributed prior to the earlier of (i) five years after the date such participant is rehired, or (ii) the close of a period of severance equal to at least five consecutive years commencing after such participant received a distribution of his or her vested matching contributions. Employer matching contribution forfeitures are held in the NEF Stable Value Fund and are used either to reduce future matching contributions, to pay certain Plan administrative expenses, and/or to restore previously forfeited balances (as described above).
     At December 31, 2010 and 2009, the cumulative employer matching contribution forfeitures totaled $246,431 and $29,293, respectively. For the year ended December 31, 2010, forfeited non-vested employer matching contributions totaled $214,357. During the year ended December 31, 2010, $2,023 from forfeitures were used to reduce employer matching contributions. During the year ended December 31, 2010, forfeitures earned $4,805 in interest and dividends.
     Notes Receivable from Participants
     A participant may borrow from his or her account up to a maximum of $50,000 (reduced by the highest outstanding balance of loans in their defined contribution plan account(s) during the one-year period ending the day before the date a loan is to be made) or 50% of the participant’s account balance (reduced by outstanding loans on the date of the loan), whichever is less. Such loans are secured by the balance in the participant’s account and bear interest at rates that are 1% over the prime rate published in The Wall Street Journal on the last business day of the quarter before the loan is originated. The principal of and interest on the loans are paid ratably through monthly deductions from the bank account specified by the participant. Loan repayments are made to the Core Funds in accordance with the participant’s contribution investment allocation at the time of repayment.
     Plan Amendments
     For the years ended December 31, 2010 and 2009, the following material Plan amendments were adopted and became effective:
     Effective January 1, 2010, the Plan was amended so that participants may not direct more than 10% of future employer contributions into the MetLife Company Stock Fund.
     Effective January 1, 2010, the Plan was amended, prior to the end of 2010 as required by such regulations, to comply with the regulations governing safe harbor and automatic enrollment plans.
     Effective January 1, 2010, the Plan was amended to provide for full vesting of Personal Assistants who were outsourced on January 1, 2011 to third parties or who were designated by the Company as non-common law employees on January 1, 2011.
     Effective January 1, 2009, when a participant with eligibility under the New England Life Insurance Company Severance Plan terminates employment, the participant becomes fully vested in matching contributions under the Plan.

     Effective January 1, 2009 the Plan was amended to allow participants to forego their 2009 required minimum distributions or allow participants to return any minimum distribution amounts received during 2009 to the Plan within a limited time frame.
2. Basis of Presentation and Summary of Significant Accounting Policies
     Basis of Presentation
     The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
     The preparation of financial statements in conformity with GAAP requires management of the Plan to adopt accounting policies and make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. The most important of these estimates and assumptions relates to the fair value measurements. Actual results could differ from those estimates.
     Risks and Uncertainties
     The Plan utilizes various investment vehicles, including insurance company general and separate accounts and mutual funds. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Volatility in interest rates, as well as the equity and credit markets, could materially affect the value of the Plan’s investments as reported in the accompanying financial statements.
     Investment Valuation and Income Recognition
     The Plan’s investments are stated at estimated fair value. The NEF Stable Value Fund, which represents a fully benefit-responsive stable value fund in the general account of MetLife (see Note 7) is stated at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statement of net assets available for benefits. The statement of changes in net assets available for benefits, as it relates to the NEF Stable Value Fund, is presented on a contract value basis.
     The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. It requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value of an asset, the Plan considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. The Plan prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique (see Note 6). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset’s or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
     The estimated fair values of the Plan’s interests in the Core Funds (excluding the CGM Capital Growth Account and the MetLife Company Stock Fund), which represent investments in publicly available mutual funds are determined using the net asset value (“NAV”) published by the respective fund managers on the applicable reporting date.
     The estimated fair value of the CGM Capital Growth Account, a pooled separate account managed by MetLife, is determined by reference to the underlying assets of the pooled separate account. The underlying assets of the pooled separate account are principally comprised of shares of a publicly available mutual fund managed by The CGM Funds. The underlying assets of the pooled separate account reflects the accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The estimated fair value of the pooled separate account is expressed in the form of unit value. The unit value is calculated and provided daily by MetLife and represents the price at which participant-directed contributions and transfers are effected.
     The estimated fair value of the funds held in the SDB is determined by reference to the underlying shares of the publicly available mutual funds, other than the Core Funds, held within each participant’s respective account. Such estimated fair value is based on the NAV published by the respective fund managers on the applicable reporting date.
     The NEF Stable Value Fund represents the Plan’s fully benefit-responsive stable value fund in the general account of MetLife (see Note 7). Estimated fair value of the NEF Stable Value Fund was calculated by discounting the contract value, which is payable in ten annual installments upon termination of the contract by the Plan, using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.
     The estimated fair value of the Plan’s interest in the New England Master Trust (see Note 5) is determined by reference to the underlying assets held in the trust. These underlying assets represent accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. At both December 31, 2010 and 2009, the Plan’s percentage interest in the net assets of the New England Master Trust was approximately 18%. The underlying assets of the New England Master Trust at December 31, 2010 and 2009 were principally comprised of the MetLife Company Stock Fund and the RGA Frozen Fund, each of which is a proprietary fund and is described more fully in Note 1. The estimated fair value of each of the MetLife Company Stock Fund and the RGA Frozen Fund is determined by the price of MetLife, Inc. and RGA common stock, respectively, each of which is traded on the New York Stock Exchange. Interest, dividends, and administrative expenses relating to the New England Master Trust are allocated to each participating defined contribution plan based upon average daily balances invested by each plan.
     Notes Receivable from Participants
     Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Defaulted loans are treated as deemed distributions based upon the terms of the plan documents.
     Contributions
     Contributions are recognized when due. Investment income is recorded as earned. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
     Investment Management Fees and Operating Expenses
     Except for a limited amount of fees related to participant transactions, operating expenses of the Plan are paid by the Company. Investment management fees charged to the Plan are paid out of the assets of the Plan and are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees are reflected as a reduction of return on such investments.
     Payment of Benefits
     Benefit payments to participants are recorded when paid.

     Adoption of New Accounting Pronouncements
     Effective December 31, 2010, the Plan adopted retrospective guidance which requires that participant loans in defined contribution plans, such as the Plan, be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The adoption of this guidance did not have a material impact on the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits.
     Effective January 1, 2010, the Plan adopted new guidance that requires new disclosures about significant transfers into and/or out of Levels 1 and 2 of the fair value hierarchy and activity in Level 3. In addition, this guidance provides clarification of existing disclosure requirements about level of disaggregation and inputs and valuation techniques. The adoption of this guidance did not have an impact on the Plan’s statements of net assets available for benefits and statement of changes in net assets available for benefits.
     Effective December 31, 2009, the Plan adopted guidance to enhance the transparency surrounding the types of assets and associated risks in an employer’s defined contribution plans. This guidance requires an employer to disclose information about the valuation of Plan assets similar to that required under other fair value disclosure guidance. The Plan provided all of the material disclosures in its statements of net assets available for benefits and statement of changes in net assets available for benefits.
     Effective December 31, 2009, the Plan adopted guidance on: (i) measuring the fair value of investments in certain entities that calculate NAV per share; (ii) how investments within its scope would be classified in the fair value hierarchy; and (iii) enhanced disclosure requirements about the nature and risks of investments measured at fair value on a recurring or non-recurring basis. The adoption of this guidance did not have a material impact on the estimated fair value or disclosure of applicable investments and had no impact on the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits.
     Effective April 1, 2009, the Plan adopted prospectively guidance which establishes general standards for accounting and disclosures of events that occur after the date of the statements of net assets available for benefits but before financial statements are issued or available to be issued. The Plan has provided all of the required disclosures in its statements of net assets available for benefits.

3. Investments
     The Plan’s investments were as follows at December 31, 2010 and 2009:

	December 31,
	2010		2009
Target Retirement Funds:
Vanguard Target Retirement 2030 Fund	$1,791,723	*	$1,163,921	*
Vanguard Target Retirement 2025 Fund	1,692,255	*	1,089,899	*
Vanguard Target Retirement 2035 Fund	1,562,407	*	1,022,329	*
Vanguard Target Retirement 2010 Fund	1,238,410	*	333,262
Vanguard Target Retirement 2015 Fund	1,088,304	*	764,843	*
Vanguard Target Retirement 2020 Fund	992,038	*	774,161	*
Vanguard Target Retirement 2045 Fund	945,704		635,547	*
Vanguard Target Retirement 2040 Fund	816,031		600,764	*
Vanguard Target Retirement 2050 Fund	523,290		362,724
Vanguard Target Retirement Income Fund	118,030		76,554

Total Target Retirement Funds	10,768,192		6,824,004

Individual Core Investment Funds (excluding MetLife Company Stock Fund):

NEF Stable Value Fund	2,649,126	*	1,101,946	*
Artio International Equity II — I Fund	887,778		634,185	*
Natixis CGM Advisor Targeted Equity A	856,534		556,677
T. Rowe Price Blue Chip Growth Fund	683,193		441,526
Vanguard Mid Capitalization Index Ins Fund	576,539		302,337
Loomis Sayles Small Cap Growth Instl Fund	445,041		259,250
Goldman Sachs Large Cap Value Fund	398,363		267,888
Vanguard Small Cap Index Fund	362,413		208,800
Vanguard Institutional Index Fund	204,160		116,385
Vanguard Total Bond Market Index — Inst Fund	178,641		167,482

Total Individual Core Investment Funds	7,241,788		4,056,516

Plan’s interest in the New England Master Trust (see Note 5)	598,343		483,998
TD Ameritrade SDB Account	118,867		69,337

Total Investments	$18,727,190		$11,433,855

*	Represents 5% or more of the net assets available for benefits.
4. Net Appreciation in Estimated Fair Value of Investments
     The Plan’s net appreciation in the estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2010:

December 31,
2010
Target Retirement Funds	$978,813
Individual Core Investment Funds (excluding the NEF Stable Value Fund and the MetLife Company Stock Fund)	574,763
Plan’s interest in the New England Master Trust (see Note 5)	135,433

Net appreciation in estimated fair value of investments	$1,689,009

5. Interest in Master Trust
     The New England Master Trust was established to hold certain investments of several Company-sponsored defined contribution plans, including the Plan. Each participating defined contribution plan has an undivided interest in the New England Master Trust. At both December 31, 2010 and 2009, the Plan’s interest in the net assets of the New England Master Trust was approximately 18%.
     The New England Master Trust’s investments were as follows at December 31, 2010 and 2009:

	2010	2009

Investments:
MetLife Company Stock Fund	$3,319,304	$2,706,414
RGA Frozen Fund	17,871	17,066

Total investments	3,337,175	2,723,480

Receivable for securities sold	—	11,257
Interest receivable	—	1
Cash payable	—	(10,752)

Total net assets available in the New England Master Trust	$3,337,175	$2,723,986

Plan’s interest in the New England Master Trust	$598,343	$483,998

     The New England Master Trust’s net appreciation in the estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2010:

December 31,
2010
Net appreciation in fair value of investments:
MetLife Company Stock Fund	$741,743
RGA Frozen Fund	2,182

Net appreciation in estimated fair value of investments	$743,925

Plan’s share of net appreciation in estimated fair value of investments	$135,433

6. Fair Value Measurements
     Plan assets have been classified in their entirety within a level of the fair value hierarchy based on the lowest level of input that is significant to the estimated fair value measurement, as set forth below:

		Assets Held Outside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2010
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Vanguard Target Retirement 2030 Fund	$1,791,723	$1,791,723	$—	$—
Vanguard Target Retirement 2025 Fund	1,692,255	1,692,255	—	—
Vanguard Target Retirement 2035 Fund	1,562,407	1,562,407	—	—
Vanguard Target Retirement 2010 Fund	1,238,410	1,238,410	—	—
Vanguard Target Retirement 2015 Fund	1,088,304	1,088,304	—	—
Vanguard Target Retirement 2020 Fund	992,038	992,038	—	—
Vanguard Target Retirement 2045 Fund	945,704	945,704	—	—
Vanguard Target Retirement 2040 Fund	816,031	816,031	—	—
Vanguard Target Retirement 2050 Fund	523,290	523,290	—	—
Vanguard Target Retirement Income Fund	118,030	118,030	—	—
NEF Stable Value Fund	2,649,126	—	2,649,126	—
Artio International Equity II — I Fund	887,778	887,778	—	—
Natixis CGM Advisor Targeted Equity A	856,534	856,534	—	—
T. Rowe Price Blue Chip Growth Fund	683,193	683,193	—	—
Vanguard Mid Capitalization Index Ins Fund	576,539	576,539	—	—
Loomis Sayles Small Cap Growth Instl Fund	445,041	445,041	—	—
Goldman Sachs Large Cap Value Fund	398,363	398,363	—	—
Vanguard Small Cap Index Fund	362,413	362,413	—	—
Vanguard Institutional Index Fund	204,160	204,160	—	—
Vanguard Total Bond Market Index — Inst Fund	178,641	178,641	—	—
TD Ameritrade SDB Account	118,867	—	118,867	—

Total Assets (excluding the Plan’s Interest in the New England Master Trust)	$18,128,847	$15,360,854	$2,767,993	$—

		Assets Held Inside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2010
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

MetLife Company Stock Fund	$3,319,304	$—	$3,319,304	$—
RGA Frozen Fund	17,871	—	17,871	—

Total Investments in the New England Master Trust	$3,337,175	$—	$3,337,715	$—

		Assets Held Outside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2009
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Vanguard Target Retirement 2010 Fund	$333,262	$333,262	$—	$—
Vanguard Target Retirement 2015 Fund	764,843	764,843	—	—
Vanguard Target Retirement 2020 Fund	774,161	774,161	—	—
Vanguard Target Retirement 2025 Fund	1,089,899	1,089,899	—	—
Vanguard Target Retirement 2030 Fund	1,163,921	1,163,921	—	—
Vanguard Target Retirement 2035 Fund	1,022,329	1,022,329	—	—
Vanguard Target Retirement 2040 Fund	600,764	600,764	—	—
Vanguard Target Retirement 2045 Fund	635,547	635,547	—	—
Vanguard Target Retirement 2050 Fund	362,724	362,724	—	—
Vanguard Target Retirement Income Fund	76,554	76,554	—	—
NEF Stable Value Fund	1,101,946	—	1,101,946	—
Artio International Equity II—I Fund	634,185	634,185	—	—
Natixis CGM Advisor Targeted Equity A	556,677	556,677	—	—
T. Rowe Price Blue Chip Growth Fund	441,526	441,526	—	—
Loomis Sayles Small Cap Growth Instl Fund	259,250	259,250	—	—
Goldman Sachs Large Cap Value Fund	267,888	267,888	—	—
Vanguard Mid Capitalization Index Ins Fund	302,377	302,377	—	—
Vanguard Small Cap Index Fund	208,800	208,800	—	—
Vanguard Total Bond Market Index—Inst Fund	167,482	167,482	—	—
Vanguard Institutional Index Fund	116,385	116,385	—	—
TD Ameritrade SDB Account	69,337	—	69,337	—

Total Assets (excluding the Plan’s Interest in the New England Master Trust)	$10,949,857	$9,778,574	$1,171,283	$—

		Assets Held Inside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2009
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

MetLife Company Stock Fund	$2,706,414	$—	$2,706,414	$—
RGA Frozen Fund	17,066	—	17,066	—

Total Investments in the New England Master Trust	$2,723,480	$—	$2,723,480	$—

7. Fully Benefit-Responsive Stable Value Fund with MetLife
     The NEF Stable Value Fund represents a fully benefit-responsive stable value fund in the general account of MetLife through which participants may direct contributions made on their behalf into the general account of MetLife. The Plan’s assets invested in the NEF Stable Value Fund are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. Contract value represents accumulated contributions directed to the investment, plus interest credited, less participant withdrawals and expenses. Participants may direct the withdrawal for benefit payments or loans or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is established annually by MetLife in a manner consistent with its practices for determining such rates, but which may not be less than zero percent. Both the crediting interest rate for participants and average yield for the NEF Stable Value Fund were 5.75% and 6.25% for the years ended December 31, 2010 and 2009, respectively.
     The Plan’s investment in the NEF Stable Value Fund had a contract value of $2,672,684 and $1,108,313 at December 31, 2010 and 2009, respectively. The estimated fair market value of these investments was $2,649,126 and $1,101,946 at December 31, 2010 and 2009, respectively. The estimated fair value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the participants at the contract value, determined on the date of termination, in ten equal annual installments plus additional interest credited.
     While the Plan may elect to do so at any time, it does not currently intend to terminate the contract underlying this investment. There are no reserves against the reported contract value for credit risk of the Company, as the issuer of the contract that constitutes this fully benefit-responsive stable value fund.
8. Related-Party Transactions
     The Plan invests in the NEF Stable Value Fund, which is a fully benefit-responsive stable value fund in the general account of MetLife. The estimated fair value of these investments was $2,649,126 and $1,101,946 at December 31, 2010 and 2009, respectively. Total investment income from the NEF Stable Value Fund was $86,417 for the year ended December 31, 2010.
     At December 31, 2010, the New England Master Trust held approximately 74,500 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund invested through the New England Master Trust with a cost basis of approximately $2,700,000, of which approximately 18% was allocable to the Plan. At December 31, 2009, the New England Master Trust held approximately 76,500 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund invested through the New England Master Trust with a cost basis of approximately $2,200,000, of which approximately 18% was allocable to the Plan. During the year ended December 31, 2010, the New England Master Trust recorded dividend income on MetLife, Inc. common stock of approximately $54,000, of which approximately 18% was allocable to the Plan.
     During 2009, the CGM Capital Growth Account was managed by MetLife. The CGM Capital Growth Account was removed as an investment option, effective January 1, 2010. The balance of this pooled separate account investment was $0 at December 31, 2009. In 2009, the balance in the CGM Capital Growth Account was transferred to the Natixis CGM Advisor Targeted Equity A fund. Total net appreciation, including realized and unrealized gains and losses, for the CGM Capital Growth Account was $130,312 for the year ended December 31, 2009. Effective December 31, 2009, Plan assets invested in the CGM Capital Growth Account of $556,677, which were not directed by participants to other Plan investments, were transferred to the Natixis CGM Advisor Targeted Equity A fund. As discussed in Note 2, investment management fees charged to the Plan for the CGM Capital Growth Account by MetLife are deducted from income earned on a daily basis and are reflected as a reduction of return on such investments. Based on a weighted-average rate of 0.88% charged for the fund, such investment management fees included as a reduction of investment income totaled approximately $3,817 for the year ended December 31, 2009. The Company is the sponsor of the Plan and, therefore, transactions between the Plan and MetLife qualify as party-in-interest transactions.

9. Termination of the Plan
     While the Company intends that the Plan be permanent, it has the right to amend or discontinue it. In the event of such termination, each participant would be fully vested in matching contributions made to the Plan, and generally has a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.
10. Federal Income Tax Status
     The United States Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 9, 2009 that the Plan was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter. The Plan Administrator believes that the Plan is designed and currently being operated in material compliance with the applicable requirements of the IRC and the Plan document, and continues to be tax-exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2010.
11. Nonexempt Party-in-Interest Transactions
     The Company remitted participant contributions to the Plan trustee later than required by the Department of Labor Regulation 2510.3–102. These contributions are provided in the supplemental schedule entitled “Form 5500, Schedule H, Part IV, Question 4a – Delinquent Participant Contributions for the year ended December 31, 2010.” The Company has filed Form 5330 with the IRS and paid the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.
12. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to net assets per Form 5500, Schedule H, Part I, as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$19,581,339	$11,905,224
Certain deemed distributions of participant loans	(25,149)	—

Net assets per Form 5500, Schedule H, Part I, Line 1l	$19,556,190	$11,905,224

     The following is a reconciliation of the increase in net assets per the financial statements to net income per Form 5500, Schedule H, Part II, for the year ended December 31, 2010:

2010
Increase in net assets per the financial statements	$7,676,115
Current deemed distributions of participant loans	(25,149)

Net increase per Form 5500, Schedule H, Part II, Line 2k	$7,650,966

13. Subsequent Event
      Effective January 1, 2011, the Plan was amended during 2010 to permit qualified reservist distributions in compliance with the Heroes Earnings Assistance Relief Tax Act.
.******

New England Life Insurance Company 401(k) Savings Plan and Trust
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
as of December 31, 2010

	(c) Description of Investment, Including
(a) (b) Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,			(e) Current
Lessor, or Similar Party	Par, or Maturity Value	(d) Cost***		Value

	Target Retirement Funds:
	Vanguard Target Retirement 2030 Fund	*	**	$1,791,723
	Vanguard Target Retirement 2025 Fund	*	**	1,692,255
	Vanguard Target Retirement 2035 Fund	*	**	1,562,407
	Vanguard Target Retirement 2010 Fund	*	**	1,238,410
	Vanguard Target Retirement 2015 Fund	*	**	1,088,304
	Vanguard Target Retirement 2020 Fund	*	**	992,038
	Vanguard Target Retirement 2045 Fund	*	**	945,704
	Vanguard Target Retirement 2040 Fund	*	**	816,031
	Vanguard Target Retirement 2050 Fund	*	**	523,290
	Vanguard Target Retirement Income Fund	*	**	118,030

	Total Target Retirement Funds			10,768,192

	Individual Core Investment Funds (excluding the MetLife Company Stock Fund):
* Metropolitan Life Insurance Company	NEF Stable Value Fund **	*	**	2,649,126
	Artio International Equity II — I Fund	*	**	887,778
	Natixis CGM Advisor Targeted Equity A	*	**	856,534
	T. Rowe Price Blue Chip Growth Fund	*	**	683,193
	Vanguard Mid Capitalization Index Ins Fund	*	**	576,539
	Loomis Sayles Small Cap Growth Instl Fund	*	**	445,041
	Goldman Sachs Large Cap Value Fund	*	**	398,363
	Vanguard Small Cap Index Fund	*	**	362,413
	Vanguard Institutional Index Fund	*	**	204,160
	Vanguard Total Bond Market Index — Inst Fund	*	**	178,641

	Total Individual Core Investment Funds			7,241,788

* New England Life Insurance Company	Plan’s interest in the New England Master Trust (the MetLife Company Stock Fund and the RGA Frozen Fund)	*	**	598,343

* Various participants	Participant loans (maturing through 2018 with interest rates from 4.25% to 6.25%)	*	**	678,417

	TD Ameritrade SDB Account	*	**	118,867

	Participant-directed investments**			$19,405,607

*	Permitted party-in-interest.

**	At estimated fair value.

***	Cost has been omitted with respect to participant-directed investments.

New England Life Insurance Company 401(k) Savings Plan and Trust
Form 5500, Schedule H, Part IV, Question 4a, Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2010

Total That Constitute Nonexempt Prohibited Transactions
Total Fully
		Contributions	Contributions	Corrected
		Corrected	Pending	Under VFCP
	Contributions	Outside	Correction in	and PTE
	Not Corrected	VFCP	VFCP	2002-51

Participant Contributions Transferred Late to Plan	$—	$19,830	$—	$—

Signatures
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
     New England Life Insurance Company 401(k)
     Savings Plan and Trust

By:
Name: Mark J. Davis
Title: Plan Administrator

Date: June 28, 2011

Exhibit Index

Exhibit
Number	Exhibit Name
23.1	Consent of Independent Registered Public Accounting Firm